As filed with the Securities and Exchange Commission on May 18, 2001

                                             Securities Act File No. 333-90189
                                     Investment Company Act File No. 811-09229

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          -------------------------

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)

               Merrill Lynch Senior Floating Rate Fund II, Inc.
                               (Name of Issuer)

               Merrill Lynch Senior Floating Rate Fund II, Inc.
                     (Names of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 per share
                        (Title of Class of Securities)

                                  59021M 10 2
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
               Merrill Lynch Senior Floating Rate Fund II, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.              Michael J. Hennewinkel, Esq.
Sidley Austin Brown & Wood LLP          Merrill Lynch Investment Managers, L.P.
One World Trade Center                  P.O. Box 9011
New York, New York  10048-0557          Princeton, New Jersey  08543-9011

                                April 17, 2001
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)

         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund II, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 9,500,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares"), as originally filed with the Securities and Exchange Commission on April 17, 2001, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

         The Offer terminated at 4:00 P.M., Eastern time, on May 15, 2001 (the "Expiration Date"). Pursuant to the Offer, 4,351,572.882 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.60 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $41,775,099.66.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MERRILL LYNCH SENIOR FLOATING RATE
                                        FUND II, INC.



May 18, 2001                        By   /s/ Terry K. Glenn
                                       --------------------------------------
                                   (Terry K. Glenn, President)

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MASTER SENIOR FLOATING RATE TRUST


May 18, 2001                        By   /s/ Terry K. Glenn
                                      ---------------------------------------
                                    (Terry K. Glenn, President)